UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 14)*


                   TODD SHIPYARDS CORPORATION
_________________________________________________________________
                        (Name of Issuer)


             Common Stock, $.01 Per Share Par Value
_________________________________________________________________
                  (Title of Class of Securities


                           889039-10-3
                  ____________________________
                         (CUSIP Number)


                         Brent D. Baird
                       1350 One M&T Plaza
        Buffalo, New York  14203 (Phone: (716) 849-1484)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        December 20, 2002
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement. __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                        Amendment No. 14

CUSIP NO. 889039-10-3

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Bridget B. Baird, as successor trustee under an agreement dated 12/23/38.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          20,900
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                             -0-

                     9.     SOLE DISPOSITIVE POWER
                            20,900

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        20,900

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                   ____

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.395%

14.     TYPE OF REPORTING PERSON*

        OO, IN

CUSIP NO. 889039-10-3

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Ruth R. Senturia

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                             -0-

                     9.     SOLE DISPOSITIVE POWER
                            -0-

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        -0-

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                   ____

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.000%

14.     TYPE OF REPORTING PERSON*

        IN

CUSIP NO. 889039-10-3

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Bruce C. Baird

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          31,200
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            31,200

                    10.     SHARED DISPOSITIVE POWER
                             -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        31,200

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                   ____

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.590%

14.     TYPE OF REPORTING PERSON*

        IN

                          SCHEDULE 13D
                        Amendment No. 14

CUSIP NO. 889039-10-3

     NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT SHALL
          NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 264,300 Shares of the Issuer:

                                                    Percentage of
                               Number Of     Outstanding Security
Shares Held in the Name of        Shares                      (1)

Brent D. Baird (2)                39,700                   0.750%

Anne S. Baird                     20,000                   0.378%

Cameron D. Baird                     100                   0.002%

Bridget B. Baird
  Individually                    15,000                   0.284%

  as successor trustee
  under an agreement
  dated 12/23/38 (3)              20,900                   0.395%

The Cameron Baird Foundation      48,000                   0.907%

Brian D. Baird
  individually                     9,400                   0.178%

  as successor trustee
  f/b/o Jane D. Baird
  under an agreement
  dated 7/31/22 (3)               65,000                   1.229%

Barbara P. Baird                  15,000                   0.284%

Ruth R. Senturia                     -0-                   0.000%

Bruce C. Baird                    31,200                   0.590%
                                  ______                   ______

                        TOTAL    264,300                   4.996%


      (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 5,290,566 Shares, as reported in the Issuer's Form 10-Q as of 10/25/02.

      (2) 7,000 of these Shares are held in a retirement plan for Brent D. Baird.

      (3) Jane D. Baird is the income beneficiary; the issue of Jane D. Baird are the remainder beneficiaries.


(b) For each person named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

(c) The following sales of the Shares were effected during the past sixty days:




                                              Price/Share (in
                               Number of      Dollars Commissions
 Sale In The Name     Date     Shares         not included)
        Of

Bridget B. Baird,   11/25/02      500         15.05
Successor Trustee   11/29/02      200         14.95
                    12/19/02    2,000         14.4235
                    12/23/02      500         14.00
                    12/31/02    2,000         12.77
                    1/3/03      2,000         13.3510
                    1/6/03      3,000         13.1927

Bruce C. Baird      12/20/02   20,000         See note below
(see note below)

Note: Except as provided in the next sentence, all transactions were effected through open-market sales. The transfers by Bruce
C. Baird were not sales, but were contributions by Bruce C. Baird to various charities without consideration.

(d) Not applicable

(e) The date on which the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares was January 6, 2003.

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 8th day of January, 2003.

BRIDGET B. BAIRD, as Successor Trustee;
RUTH R. SENTURIA; and BRUCE C. BAIRD

By:  s/Brian D. Baird
       Brian D. Baird, as Attorney-in-Fact